UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Zhihu Inc. to Hold Annual General Meeting on June 30, 2023
99.2	Notice of Annual General Meeting
99.3	Circular
99.4	Form of Proxy for the Annual General Meeting
99.5	Form of Voting Instruction Card for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By	:	/s/ Henry Dachuan Sha
Name	:	Henry Dachuan Sha
Title	:	Director and Chief Financial Officer

Date: June 2, 2023